Davis Malm & D’Agostine, P.C.

One Boston Place, 37th Floor

Boston, MA 02108

(617) 367-2500

November 4, 2009

VIA EDGAR and FAX (703) 813-6968

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC  20549

Attention: Sherry Haywood, Staff Attorney

RE:	Clean Harbors, Inc. and Guarantor Registrants
Registration Statement on Form S-4
File No. 333-162360

Ladies and Gentlemen:

Pursuant to the telephone conversation this afternoon with Sherry Haywood, Staff Attorney, there is enclosed a letter to the Commission submitted by Clean Harbors, Inc. (the “Company”), both on its own behalf and on behalf of  its subsidiaries listed as Guarantor Registrants in the Registration Statement on Form S-4 described above. The letter confirms the matters described therein and requests that the effective date of such Registration Statement be accelerated so that the Registration Statement, as amended, shall become effective at 10:00 a.m. on Friday, November 6, or as soon thereafter as practicable.

As discussed with Ms. Haywood, the Company requests that the staff advise the undersigned by telephone (617-367-2500, ext. 104) when the Registration Statement has become effective. Please also contact either the undersigned or C. Michael Malm of this firm should you have any questions or requests for additional information with respect to this filing. Thank you for your assistance.

Very truly yours,

/s/ John Chambliss

John D. Chambliss

cc:                                 James M. Rutledge, Executive Vice President
   and Chief Financial Officer
C. Michael Malm, Esq.